UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-50762

(Check one): |_| Form 10-K  |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

For Period Ended: June 30, 2008

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

                      DEBUT BROADCASTING CORPORATION, INC.
                             Full Name of Registrant

                                       N/A
                            Former Name if Applicable

                             1209 16th Avenue South
            Address of Principal Executive Office (Street and Number)

                           Nashville, Tennessee 37212
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)   The reason described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense
       |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
       |          N-CSR, or portion thereof, will be filed on or before the
|X|    |          fifteenth calendar day following the prescribed due date; or
       |          the subject quarterly report or transition report on Form 10-Q
       |          or subject distribution report on Form 10-D, or portion
       |          thereof, will be filed on or before the fifth calendar day
       |          following the prescribed due date; and
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

The Registrant is still in the process of reviewing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 in order to ensure that its disclosure is complete and accurate and will be unable, without unreasonable effort or expense, to file the report on or prior to the due date. The Registrant anticipates that the report will be filed on or before the fifth calendar day following the prescribed due date.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Sariah Hopkins                 615                     866-3001
             (Name)                  (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer
      is no, identify report(s).                                  Yes |X| No |_|

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended June 30, 2008, the Registrant expects to report net revenue of approximately $726,000 compared to $607 for the three months ended June 30, 2007, and a net loss of approximately $263,285 for the three months ended June 30, 2008 compared to a net loss of $602,274 for the three months ended June 30, 2007.



                      DEBUT BROADCASTING CORPORATION, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 2008                 By /s/ Sariah Hopkins
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                                         Sariah Hopkins, Chief Financial Officer